UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Chesapeake Corporation

Common

165159104

Check the following box if a fee is being paid with this statement (  ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  927821207 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company SunTrust Bank Holding Company as Parent Company for SunTrust Bank and in various fiduciary capacities. 58-1575035


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A)______
(B)______

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			762,185
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			14,000
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			413,425
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				406,838
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

914,025
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.04%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC and BK




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
Chesapeake Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
1021 East Cary Street
Richmond, Virginia  23218-2350

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company SunTrust Bank Holding Company as Parent Company for SunTrust Bank and in various fiduciary capacities. 58-1575035


Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Bank Holding Company is a Florida corporation; SunTrust Bank is a Georgia banking association.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
165159104

Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(g)	Parent Holding company, in accordance with para. 240,13d-1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	914,025

(b)	Percent of Class:	6.04%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	762,185

(ii)	Shared power to vote or to direct the vote:	14,000

(iii)Sole power to dispose or to direct the
disposition of:						413,425

(iv)	Shared power to dispose or to direct the
disposition of:						406,838


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
Not Applicable

Item 6 Ownership of More than 5 Percent of Behalf of Another Person:
See Exhibit B

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:
-------------------------------------------------------------------
See Item 2

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 12, 2001

SunTrust Banks, Inc.

By	/s/ Stephen Weber
Financial Analyst
PCS Information Services as agent for SunTrust Banks, Inc.


	EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust Banks, Inc.
in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.


	EXHIBIT B


Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 12, 2001

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Chesapeake Corporation Common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Stephen Weber
---------------------
Stephen Weber
Financial Analyst
PCS Information Services as agent for SunTrust Banks, Inc.

cc:	Chesapeake Corporation
	New York Stock Exchange



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